                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             GIBSON GREETINGS, INC.
                             ----------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                    374827103
                                 --------------
                                 (CUSIP Number)


                                Richard J. Lampen
                   Executive Vice President & General Counsel
                             New Valley Corporation
                       100 S.E. Second Street, 32nd Floor
                                 Miami, FL 33131
                                 (305) 579-8000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 7, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13D-1(e), 240.13D-1(f) OR 240.13D.1(g), CHECK THE FOLLOWING BOX [ ].

Note: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SECTION 240.13D-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).





                               Page 1 of 10 Pages

---------------------------                         ---------------------------

CUSIP NO. 374827103                                     PAGE 2 OF 10 PAGES

---------------------------                         ---------------------------


===============================================================================
                NAME OF REPORTING PERSON
      1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                NEW VALLEY CORPORATION
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)                                      (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (SEE INSTRUCTIONS)            WC, OO

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              DELAWARE
================================================================================
                              7    SOLE VOTING POWER

                                           1,073,800
                           ----------------------------------------------------
                              8    SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED                             - 0 -
  BY EACH REPORTING        ----------------------------------------------------
     PERSON WITH              9    SOLE DISPOSITIVE POWER

                                           1,073,800
                           ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                                 - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,073,800
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)
                                                                            [ ]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                              6.78%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   CO

================================================================================

---------------------------                         ---------------------------

CUSIP NO. 374827103                                     PAGE 3 OF 10 PAGES

---------------------------                         ---------------------------


===============================================================================
                NAME OF REPORTING PERSON
      1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                NEW VALLEY HOLDINGS, INC.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)                                      (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (SEE INSTRUCTIONS)            N/A

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              DELAWARE
================================================================================
                              7    SOLE VOTING POWER

                                                 - 0 -
                           ----------------------------------------------------
                              8    SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED                             - 0 -
  BY EACH REPORTING        ----------------------------------------------------
     PERSON WITH              9    SOLE DISPOSITIVE POWER

                                                 - 0 -
                           ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                                 - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 - 0 -
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)
                                                                            [X]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                   0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   CO; HC

================================================================================

---------------------------                         ---------------------------

CUSIP NO. 374827103                                     PAGE 4 OF 10 PAGES

---------------------------                         ---------------------------


===============================================================================
                NAME OF REPORTING PERSON
      1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BGLS INC.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)                                      (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (SEE INSTRUCTIONS)            N/A

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              DELAWARE
================================================================================
                              7    SOLE VOTING POWER

                                                 - 0 -
                           ----------------------------------------------------
                              8    SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED                             - 0 -
  BY EACH REPORTING        ----------------------------------------------------
     PERSON WITH              9    SOLE DISPOSITIVE POWER

                                                 - 0 -
                           ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                                 - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 - 0 -
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)
                                                                            [X]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                   0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   CO; HC

================================================================================

---------------------------                         ---------------------------

CUSIP NO. 374827103                                     PAGE 5 OF 10 PAGES

---------------------------                         ---------------------------


===============================================================================
                NAME OF REPORTING PERSON
      1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BROOKE GROUP LTD.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)                                      (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (SEE INSTRUCTIONS)            N/A

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              DELAWARE
================================================================================
                              7    SOLE VOTING POWER

                                                 - 0 -
                           ----------------------------------------------------
                              8    SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED                             - 0 -
  BY EACH REPORTING        ----------------------------------------------------
     PERSON WITH              9    SOLE DISPOSITIVE POWER

                                                 - 0 -
                           ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                                 - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 - 0 -
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)
                                                                            [X]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                   0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   CO; HC

================================================================================

---------------------------                         ---------------------------

CUSIP NO. 374827103                                     PAGE 6 OF 10 PAGES

---------------------------                         ---------------------------


===============================================================================
                NAME OF REPORTING PERSON
      1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BENNETT S. LEBOW
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)                                      (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (SEE INSTRUCTIONS)            N/A

--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              UNITED STATES
================================================================================
                              7    SOLE VOTING POWER

                                                 - 0 -
                           ----------------------------------------------------
                              8    SHARED VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED                             - 0 -
  BY EACH REPORTING        ----------------------------------------------------
     PERSON WITH              9    SOLE DISPOSITIVE POWER

                                                 - 0 -
                           ----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                                 - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 - 0 -
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)
                                                                            [X]
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                   0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN

================================================================================

                  This Schedule 13D filed with the Securities and Exchange Commission ("SEC") on May 10, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC, on behalf of New Valley Corporation ("New Valley"), New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.01 par value ("Common Stock"), of Gibson Greetings Inc., a Delaware corporation (the "Company"), is hereby further amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.  IDENTITY AND BACKGROUND.

                  The second sentence of the second paragraph in Item 2 of the
Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,073,800 shares of Common Stock (the "Securities") or approximately 6.78% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act")."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The first sentence of Item 3 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "The aggregate purchase price for the Securities acquired by New Valley, including the shares acquired by its wholly-owned subsidiary Alki Corp. ("Alki"), a Delaware corporation, was approximately $7,040,000."

ITEM 4.  PURPOSE OF TRANSACTIONS.

                  Item 4 of the Schedule 13D is hereby amended to insert the following paragraph at the end:

                  "On September 7, 1999, Bennett S. LeBow, the Chairman of New Valley, sent the following letter to Frank J. O'Connell, the President and Chief Executive Officer of the Company.

                                September 7, 1999

                  Mr. Frank J. O'Connell
                  President
                  Gibson Greetings, Inc.
                  2100 Section Road
                  Cincinnati, Ohio  45237

                  Dear Frank:

                           New Valley Corporation is the holder of approximately
                  6.8% of Gibson Greetings' shares. As one of the largest stockholders of Gibson, we are deeply troubled by the significant operating losses incurred by the




                              Pages 7 of 10 Pages

                  Company this year and the accompanying precipitous decline in the stock price.

                           We believe it would be in the best interests of all
                  stockholders if we became actively involved in working with management on strategies for Gibson's future. In addition, we are prepared to make an additional investment in Gibson, either in the market or directly from the Company. We request a meeting with the Board of Directors as it would be in the best interest of all for New Valley to have substantial representation on the Gibson Board of Directors.

                           We look forward to hearing from you to schedule a
                  mutually convenient meeting with your Board.

                                              Sincerely,

                                              /s/ Bennett S. LeBow

                                              Bennett S. LeBow
                                              Chairman"

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (1) The first sentence of clause (a) of Item 5 of the
Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 1,073,800 shares of Common Stock of the Company, which constituted approximately 6.78% of the 15,831,897 shares of Common Stock outstanding as of August 6, 1999 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1999)."

                  (2) The first sentence of clause (b) of Item 5 of the
Schedule 13D is hereby deleted and replaced by in its entirety by the following:

                  "With respect to the 1,073,800 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power."

                  (3) Clause (c) of Item 5 of the Schedule 13D is hereby amended to insert the following sentence at the end:

                  "Between July 30, 1999 and August 19, 1999, New Valley purchased in the open market on NASDAQ 80,600 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference."





                               Page 8 of 10 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit B of Item 7 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

Exhibit B:        Transactions in the Common Stock in the past 60 days.



































                               Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 9, 1999

                                          NEW VALLEY CORPORATION

                                          By: /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President

                                          NEW VALLEY HOLDINGS, INC.

                                          By: /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President

                                          BGLS INC.

                                          By: /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President

                                          BROOKE GROUP LTD.

                                          By: /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President

                                          BENNETT S. LEBOW

                                          By:  New Valley Corporation

                                          By: /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President








                              Page 10 of 10 Pages